

C.A.S. HANDMADE INC

Handmade high quality handbags

Type of Security: **Common Equity** | Pre-Money Valuation: **$645,660** | Days Left: **90**

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Founded Nov 2014
Hudson, MA
Fashion

HIGHLIGHTS
http://www.cas-hardmade.com

Less than 20% Funded — Committed **$0**
Target **$10,000 - $52,750**
Minimum Investment **$211**

ABOUT C.A.S. HANDMADE INC

C.A.S. is a high-quality bag company located in Hudson, Massachusetts. Each bag is designed, developed, and sewn by Cara DesJardins and a small team of leather crafts people. Each bag is made of full-grain leather and 100 percent linen.

We only use the highest-quality materials in our handbag construction. A natural material, leather often presents minor marks and variations inherent to the hide. While mass-produced or high-end bags try to eliminate those imperfections, we see them as part of the unique character of the material. We believe it is possible to make bags that are beautiful without supporting the wastefulness of the handbag industry.

We also have a retail store above our studio carrying our bags along with the wonderful Art of 35 American made Artists. Products you will not find anywhere else.

WHY YOU SHOULD INVEST

C.A.S. Handmade Inc. established in 2013, and incorporated in 2014.

Now in our third full season, C.A.S. has evolved from sewing in our basement to a 2400 square foot studio store in Hudson, Mass. This year we are now carried in over 100 stores nationally, and carry 32 American made Artists in our store that is above our working studio where each handbag is made start to finish. We have 4 main sources of income - Wholesale – Retail operation/ store - Online store – Retail trade shows. We have already reached last year's total sales of 205k and are currently at 250k with 70k in open purchase orders, and the busiest season approaching. We grew over 200% in one year and it is time to raise capital to go into 2018 with a goal of 10-20% growth and become a $500,000 a year company. This $50,000 capital we are looking for is the first step to a very well thought out plan for 2018, which we will look to obtain a 10-20% growth. Our biggest hurdle is capital, and with such growth we need to purchase more cutting dyes that will speed up our production, a new machine, hire two more employees, and purchase our materials for this spring, along with our show fees for 2018. We are an established american made company that invested everything we had to build our brand, and we are not slowing down. With this capital we will be able to grow, create jobs, and become one of the best high end american made bag companies in the USA.



HOW WE INTEND TO MAKE MONEY

With such growth, raising this capital will reduce use of credit or loans to purchase equipment, materials, and hire and train our leather crafts people. Our projections for 2018 put us over $100,000 of profitability. We have established our brand and customer base over the past two years. This capital also allows us to gain bigger accounts with net 30 terms, which is difficult with a small company. This year we landed large accounts such as Olive and cocoa, The Smithsonian, and Aramark, along with over 100 galleries, boutiques and Museums nationally.

We have four major sources of income: Our Retail operation, wholesale, Retail shows, and online purchases. All are producing eye popping numbers and will continue year after year.

WHY WE ARE RAISING CAPITAL, AND WHAT WE'LL DO WITH IT

With over 200% growth in 2017, we are raising capital to grow, speed up efficiency with new equipment, purchase materials in bulk to save money, and focus on bottom line for 2018. This capital wil put us in a great position with a very well thought out 2018 plar and CFA to support this.

SUCCESS FACTORS - PRODUCT

C.A.S. Handmade Inc. is uniquely qualified to succeed due to the following reasons :

Products and/or Services: Our Products and/or Services are superior to our competitors because: Each bag is designed by Cara DesJardins, and made on site in Hudson, MA by Cara and her team of trained craftsmen and women. What makes us special is we create and manufacture all of our bags with the highest quality materials and we guarantee our bags for the life of the bag. We have built our brand up over the past three years to national recognition. We have been featured in many national magazines, blogs, Articles, fashion shows, and in 2014 we were a Martha Stewart finalist.

SUCCESS FACTORS - LOCATION

Location: Our location allows us to better serve customers because: We have our retail store and wholesale operation right at the rotary in hudson and across the street from the hottest restaurants in central MA. We are in a town that is exploding and were recruited to come to hudson and it has worked out to be a brilliant move for us. We have the destination, and the room to grow in our studio.

SUCCESS FACTORS - OPERATIONAL SYSTEMS

Operational Systems: We have developed systems that enable us to provide high quality products/services at a lower cost. These systems include: Over this year we have invested a lot of money in our operational piece, along with building our brand. This is one of the main reasons for our request of funds. We expanded from a 1000 square foot studio to a 2400 square foot studio store. We know have two separate entities with our production and retail. We also have hired up and now have 4 seamstress's, and one part time seamstress. We spent money on new machines, and our biggest asset is the dye cutting machine we purchased. We just used funds to purchase the dyes for our top four bags. This will speed up our cutting 10x. We have been hand cutting everything and now with this cutting machine and our dyes we are able to produce our bags faster, more professional cuts, and less waste.

SUCCESS FACTORS - CUSTOMERS

Customers: We are already serving key customers which our competitors are not. These customers include: We service a very wide range of customers. For retail we attract many different clientele because we have affordable American made art not found anywhere else. We have many different price points and great gifts. We also have our online presence which has been built up by our subscriber list of over 1000 customers. We do many retail shows and now on our third and fourth year at these shows we have many return customers along with new customers. Our wholesale clientele is right where it needs to be. We invested a lot of money in attending the top shows in the country and we have a very strong and loyal customer base all the way around.

SUCCESS FACTORS - ACHIEVED TO DATE

Successes achieved to date: We have already accomplished the following which positions us for future success: Our biggest success is the fact that we have grown so fast. We surpassed last years total sales on August 28th this year and are targeted for 400k this year. We look to take that momentum and shift our focus from top line heavy to focusing on bottom line for 2018 (please see CFA). We have built the brand to where it needs to be, we have the tools, the team, and knowledge to cut expenses and maintain a steady 10-20% growth for next year.

COMPANY OVERVIEW

Below is a snapshot of C.A.S. Handmade Inc. since its inception:
- Date of formation: 11-28-2014
- Is your business already in operation? Yes
- Legal Structure: S Corporation
- Prior funding rounds were received (include amount and date): We secured a $75,000k
SBA loan in Jan 2015, We also had a family and friends buy in Jan 2016 raising $150,000 to help us invest in our new store, equipment and do the amount of shows we needed to do this year to build our brand.
- Products and services were launched (include product/service names and dates launched): We Just Launched our fall line in August in NY. We launch two lines a year. January for Spring/Summer and August for Fall/Winter

COMPANY OVERVIEW 2

- Revenue generated last month: Total Revenue for Sept was $31,645 Total Revenue for August was $38,522 Total Revenue YTD is $241,917 Total Revenue for 2016 $205,377
- Key customer contracts were secured (include names and dates): Olive and Cocoa - Feb 2017 Princeton Museum - Feb 2017 Smithsonian - August 2017 Aramark - Feb 2017 And over 100 more accounts we serve Nationally
- Key employees were hired (include names and dates): April Totten - Seamstress - 3/15 Laurie Lynch - Store manager - 6/16 Rufus Dixon - Production manager -2/17 Jennifer Clark - Apprentice - 7/17 Trina Raith - Sales associate - 7/17 Jeff Soter - Cutter - 7/17 Anna Scalera - Private contractor seamstress - 2/16 Nico Santos - Rep - 2/17 Lady primrose - Rep group for south - 6/17

COMPETITIVE ADVANTAGES

C.A.S. Handmade Inc. is positioned to outperform competitors for the following reasons:
- Products and/or Services: Our Products and/or Services are superior to our competitors because: We do not have a direct competitor, There are many stores that carry handmade products, and several bag makers as talented as Cara in the US. In fact we are friends with several other leather workers in the US. What makes us different is we have a studio store where customers can see bags being made, and products that we carry are unique non commercial products from artists that are direct friends of ours that do not usually do wholesale. We carry products no one else does.

TOP FIVE REASONS TO INVEST WITH C.A.S. HANDMADE INC..

1. Established American made company with 200% growth year after year.

2. Location - in our new space we have a very attractive location with the room to grow and an affordable rent for 5 year.

3. We are employing training employees and creating jobs, while supporting over 30 fellow artists in our retail store.

4. The sky is the limit and the hard part has been accomplished, heading into year 2018 we have all our pieces where they need to be and we will be focusing on a steady obtainable growth and bottom line.

5. you will be supporting a American made women owned company started by designer Cara DesJardins.

TEAM



CARA DESJARDINS
Owner/Designer

Owner/Designer

Established in 2013, C.A.S. Handmade Inc. is the creation of Cara DesJardins. A ... Read More

Providence
University of RI



HUGO AND LUNA DESJARDINS
Store Mascots

Hugo has been with us since 10/16 and Luna joined the team in March of 2017. They provide smiles, hugs and happiness.

Sterling



RUFUS DIXON
Production Manager

RUFUS DIXON: Production Manager/Seamster
Rufus joined the C.A.S. team in 2017. He began sewing with leather after graduating in 2012 from Lasell College with a degr... Read More

Marlborough, Ma
Lasell



APRIL TOTTEN
Seamstress

APRIL TOTTEN: Seamstress
April has been with C.A.S. since 2015 being Caras first apprentice, learning more and more each week. Artistic talent runs i... Read More

Andover, Ma



JENNIFER CLARK
Seamstress

JENNIFER CLARK: Seamstress
Jennifer joined the C.A.S. team in August 2017. After graduating from Framingham state with a bachelors degree in Fashion ... Read More

Framingham



LAURIE LYNCH
Store Manager

LAURIE LYNCH: Studio Store Manager
Laurie has been with C.A.S. since 2016. Laurie comes from a very long family background of industrial sewing and spent the la... Read More



ANNA SCALERA
Seamstress

Anna, who is Caras cousin and has been sewing with Cara since they were kids. Anna has been doing piece work for us since 2014.

New Hampshire



TRINA RAITH
Sales associate

Trina has been with us since July 2017. Trina is a very creative associate and works the store while finishing bags and packing orders.

Marlborough

ARTICLES AND PRESS

"C.A.S. Handmade Has Got It in the Bag"
- Living in LA

DOCUMENTS

Official filing on SEC.gov
Company documents: Financials
Company documents: Investor Presentation

OVERVIEW AND TERMS

FUNDRAISING DESCRIPTION	
Type of Security	Pre-Money Valuation
Common Equity	**$645,660**
Minimum Investment	Price per Share
$211	**$211**
Minimum # of Shares	Maximum # of Shares
47	**250**

PERKS	
Invest $1,000 or more	Quarterly S corp Distributions
Invest $2,000 or more	Quarterly S corp Distributions Wholesale Pricing on any C.A.S. products during term of investment.
Invest $5,000 or more	Quarterly S corp Distributions Wholesale pricing for all C.A.S. Products and 25% off store merchandise from other Artists online or at store. Receive a free Fold Over our signature bag in your choice of color.

FAQ

What do i get when i invest?

1. Guaranteed S corp pay outs quarterly for two years
2. option to sell in two years or roll into another two years not guaranteed, and yearly revenue sharing.
3. wholesale pricing for All C.A.S. Handmade products over $1000 investment
4. 25% off all other products carried at our studio store over $1000 investment

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